UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Filing of Form F-4 and purchase of own shares

EXHIBITS

Exhibit No.	Description
1.1
Regulatory announcement dated April 20, 2011 in relation to the registrant’s filing of Form F-4 with the U.S. Securities and Exchange Commission with respect to the proposed merger between the registrant and Zoran Corporation

1.2	Regulatory announcement dated April 20, 2011 in relation to the registrant’s purchase of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Filing of Form F-4
RNS Number : 2442F
CSR plc
20 April 2011

London, 20 April 2011

CSR plc (“CSR”) PROPOSED MERGER WITH ZORAN CORPORATION ("ZORAN")

CSR ANNOUNCES INITIAL FILING OF FORM F-4 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 333-173590

In connection with the proposed merger between CSR and Zoran, CSR has today made an initial filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4. The Form F-4 is the filing with the SEC that registers the offer and issuance by CSR of the Ordinary Shares to be issued to Zoran shareholders to meet the merger consideration, whilst for Zoran, the Form F-4 is its proxy statement to Zoran shareholders seeking approval for the proposed merger.

The initial filing is subject to review by the SEC, and such review must be completed prior to finalising the Form F-4 for subsequent posting to Zoran shareholders.

The initial filing made today can be viewed at the SEC's website on its EDGAR database at http://www.sec.gov.

Commission File No.: 333-173590

Enquiries:

CSR

Joep van Beurden, Chief Executive Officer
Will Gardiner, Chief Financial Officer
Cynthia Alers, Investor Relations

Tel: +44 (0) 1223 692 000

FD

James Melville-Ross
Haya Herbert-Burns

Tel: +44 (0) 20 7831 3113

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC).  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the "Circular") and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the "UK Prospectus") to be issued by CSR or, in respect of Zoran stockholders, the proxy statement/prospectus (the "Proxy Statement/Prospectus") which will form part of the registration statement on Form F-4.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran.

Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. We urge investors to read the Proxy Statement/Prospectus and the registration statement on Form F-4, the Circular and UK Prospectus (including any supplements thereto), and any other relevant documents that CSR or Zoran file with the SEC or the UK Listing Authority (the "UKLA") when they become available because they will contain important information.

Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the registration statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC's website at http://www.sec.gov, at Zoran's website at http://www.Zoran.com, and at CSR's website at http://www.csr.com.  Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UKLA and submitted to the National Storage Mechanism and available for inspection at http:// www.Hemscott.com/nsm.do. Copies of  the UK Prospectus and the Circular will also be available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), and at the Investor Centre pages of CSR's website http://www.csr.com.

Important Additional Information regarding Solicitation of Zoran Proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger. Zoran has filed the Proxy Statement/Prospectus and registration statement on Form F-4 with the SEC in connection with the solicitation of proxies from Zoran stockholders to approve the proposed merger.  Information regarding the names of Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at http://www.Zoran.com. Information about CSR's directors and executive officers is set forth in CSR's annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at CSR's website at http://www.csr.com. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and registration statement on Form F-4 and other relevant documents filed or to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Forward-looking statements

This announcement contains, or may contain, 'forward-looking statements' concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the "Merged Company") that are subject to risks and uncertainties. Generally, the words 'will', 'may', 'should', 'continue', 'believes', 'targets', 'plans', 'expects', 'estimates', 'aims', 'intends', 'anticipates' or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the proposed merger, the expected accretive effect of the proposed merger on the combined companies' financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR's or Zoran's operations and potential synergies resulting from the proposed merger; and (iii) the expected closing date of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR's and Zoran's ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the proposed merger or to satisfy other conditions to the proposed merger on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the proposed merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; the ability to integrate Zoran's businesses into those of CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Merged Company's ability to develop and market products integrating each company's technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption "Risk Factors" and elsewhere in CSR's and Zoran's periodic reports filed with the United States Securities and Exchange Commission, including Zoran's Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR's annual report on Form 20-F and Zoran's and CSR's other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

This information is provided by RNS
The company news service from the London Stock Exchange
END
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Exhibit 1.2

Purchase of own shares
RNS Number : 3114F
CSR plc
20 April 2011

20 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Wednesday 20 April 2011, CSR purchased 102,000 ordinary shares of 0.1p each at prices between 365p and 375p per share of which 102,000 ordinary shares are being held in treasury.  This represents 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 13,820,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 171,445,109 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries: CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD James Melville-Ross Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS The company news service from the London Stock Exchange END POSEAKLLFLDFEFF